PART II-III-2 Statement of the Net Assets
(Admiral Shares and Investor Shares)
		(As of the end of January 2015)
	USD	JPY (thousands except e.)
a. Total Assets	42,469,912,939	5,022,067,205,068
b. Total Liabilities	1,454,264,324	171,966,756,288
c. Total Net Assets (a-b)	41,015,648,615	4,850,100,448,779
d. Total Number of Shares	945,551,800.055
Outstanding
e. Net Asset Value	43.38	5,129
per Share

(Note 1) Total Net Assets for Investor Shares: $ [12,558,919,428.17].
(Note 2) Total Number of Shares Outstanding for Investor Shares: [488,576,478.560].
(Note 3) Net Asset Value Per Share for Investor Shares: $ [25.7051].